Exhibit (a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below).  The Offer (as defined below) is made solely by the Offer to Purchase, dated November 16, 2015, and the related Letter of Transmittal and any amendments or supplements thereto.  The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction.  In those jurisdictions where the applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by J.P. Morgan Securities, LLC, the Dealer Manager for the Offer, or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of

THE PEP BOYS — MANNY, MOE & JACK
at
$15.00 NET PER SHARE

Pursuant to the Offer to Purchase dated November 16, 2015
by
TAJ ACQUISITION CO.
a wholly owned subsidiary of

BRIDGESTONE RETAIL OPERATIONS, LLC

TAJ Acquisition Co., a Pennsylvania corporation (“Purchaser” or “we”) and a wholly owned subsidiary of Bridgestone Retail Operations, LLC, a Delaware limited liability company (“BSRO”), is offering to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the “Shares”), of The Pep Boys — Manny, Moe & Jack, a Pennsylvania corporation (“Pep Boys”), at a purchase price of $15.00 per Share, net to the holders thereof, in cash (the “Offer Price”), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).  Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON MONDAY, JANUARY 4, 2016, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is for BSRO, through Purchaser, to acquire control of, and the entire equity interest in, Pep Boys.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 26, 2015, by and among Pep Boys, BSRO and Purchaser (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser has agreed to merge with and into Pep Boys, with Pep Boys surviving as a wholly owned subsidiary of BSRO (the “Merger”), and each outstanding Share (other than

Shares owned by Pep Boys or any of its subsidiaries, or held by any shareholders of Pep Boys who properly demanded and perfected dissenters’ rights under Pennsylvania law) will be automatically canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable tax withholding, payable to the holder of that outstanding Share upon surrender of the certificate formerly representing such Share.  As a result of the Merger, the Shares will cease to be publicly traded, and Pep Boys will become a wholly owned subsidiary of BSRO.  The Merger Agreement is more fully described in Section 11 of the Offer to Purchase.

The Offer is not subject to any financing condition.  The Offer is conditioned upon, among other things, the following:  (a) there being validly tendered in the Offer (and not validly withdrawn) immediately prior to the scheduled Expiration Time (as defined below) that number of Shares which, together with Shares beneficially owned by BSRO or Purchaser, represents at least a majority of the Fully Diluted Shares (the “Minimum Condition”); (b) the waiting period (and any extension of the waiting period) applicable to the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or been terminated; and (c) subject to certain exceptions, no fact, circumstance, event, change, effect, violation or occurrence shall have occurred that (1) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of Pep Boys and its subsidiaries, taken as a whole, or (2) would prevent or materially impede Pep Boys from consummating the Transactions.  The Offer is also subject to certain other terms and conditions.  See Section 13—“Conditions of the Offer” of the Offer to Purchase.

As used in the Offer to Purchase, “Fully Diluted Shares” means all of the issued and outstanding Shares entitled to vote in the election of directors of Pep Boys or on the adoption of the Merger Agreement and approval of the Merger, together with all those Shares which Pep Boys would be required to issue upon the conversion, exercise, settlement or exchange of any then outstanding warrants, stock options, other equity amounts under compensatory benefit plans or obligations, securities or instruments convertible, exercisable or exchangeable into such Shares, whether or not then convertible, exercisable or exchangeable.

The initial offering period of the Offer will expire at the Expiration Time.  The term “Expiration Time” means 5:00 p.m., New York City time, on Monday, January 4, 2016, unless Purchaser, in accordance with the Merger Agreement, has extended the initial offering period of the Offer, in which event the term “Expiration Time” will mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.  Shares tendered pursuant to the Offer may be withdrawn by following the procedures set forth in Section 4 of the Offer to Purchase for withdrawing your Shares in a timely manner, at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after January 15, 2016 pursuant to SEC regulations (as defined in the Offer to Purchase).

The Board of Directors of Pep Boys has unanimously (a) determined that the Offer, the Merger and the other Transactions are fair to and in the best interests of Pep Boys and its shareholders, (b) approved the Offer, the Merger and the other Transactions and adopted the Merger Agreement and (c) recommended that Pep Boys’ shareholders accept the Offer and tender their Shares pursuant to the Offer, and if required to consummate the Merger, that Pep Boys’ shareholders adopt the Merger Agreement.

Pursuant to the terms of the Merger Agreement, Pep Boys has granted to Purchaser an option that is irrevocable during the term of the Merger Agreement (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, without interest, less any applicable tax withholding, an aggregate number of newly issued Shares equal to the lowest number of Shares that, when added to the number of Shares owned by BSRO and its subsidiaries, will constitute one Share more than 80% of the Fully Diluted Shares, subject to certain limitations.  The Top-Up Option is intended to expedite the timing of the completion of the Merger by effecting the Merger pursuant to Pennsylvania’s “short form” merger statute.  If we acquire less than one Share more than 80% but more than 50% of the Fully Diluted Shares in the Offer, we intend to exercise the Top-Up Option, and thereafter effect the Merger without any further action by Pep Boys’ shareholders.

If, following consummation of the Offer, the exercise of the Top-Up Option or otherwise, BSRO and its subsidiaries hold at least one Share more than 80% of all the issued and outstanding Shares, each of BSRO, Purchaser and Pep Boys will take all necessary and appropriate action to cause the Merger to become effective, as soon as reasonably practicable subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, as a short-form merger without action of the Pep Boys’ shareholders.

Provided the Merger Agreement has not been terminated in accordance with its terms, Purchaser may extend the Offer for successive periods of up to 20 business days each if, at the then-scheduled expiration of the Offer, any of the conditions to the Offer (as set forth in Section 13 of the Offer to Purchase) are not satisfied or, to the extent permitted, waived by BSRO or Purchaser.  The Merger Agreement also provides that Purchaser will, provided the Merger Agreement has not been terminated in accordance with its terms, extend the Offer (a) for any period required by any law, rule or regulation, including any interpretation or position of the SEC or its staff or the New York Stock Exchange, applicable to the Offer or (b) at the request of Pep Boys, for periods determined by Purchaser (or BSRO on its behalf) in its sole discretion of up to 20 business days each if, at the then-scheduled expiration of the Offer, any of the Offer Conditions are not satisfied or, to the extent permitted, waived.

The Purchaser is not, however, required to extend the Offer or the Expiration Time beyond the Termination Date.  The Termination Date depends on the reason for the extension of the Offer.  The “Termination Date” means February 26, 2016, unless all of the Offer Conditions have been satisfied or waived except for those relating to obtaining antitrust approval, in which case, under certain circumstances, the “Termination Date” will be extended to July 26, 2016.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer.

Purchaser expressly reserves the right (but is not obligated), in whole or in part, at any time or from time to time, to waive or otherwise modify or amend any of the terms and conditions of the Offer; provided that the Minimum Condition and certain other terms and conditions of the Offer described in the Offer to Purchase may be waived or modified by BSRO and Purchaser only with the prior written consent of Pep Boys.

Following Purchaser’s acceptance of Shares tendered in the Offer, Purchaser (or BSRO on its behalf) may, in its sole discretion, provide a subsequent offering period or one or more extensions thereof (a “Subsequent Offering Period”) in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if BSRO and Purchaser do not, directly or indirectly, own at least 80% of the outstanding Shares, which is the amount of shares necessary to effect a short-form merger under Pennsylvania law, upon completion of the Offer and the exercise, if any, of the Top-Up

Option.  If provided, a Subsequent Offering Period will be an additional period of time, following the expiration of the Offer, during which shareholders may tender any Shares not previously tendered in the Offer.  If a Subsequent Offering Period is made available, (a) it will remain open for such period or periods as Purchaser will specify, (b) Shares may be tendered in the same manner as was applicable to the Offer except that any Shares tendered may not be withdrawn, (c) Purchaser will immediately accept and promptly pay for Shares as they are tendered and (d) the price per Share will be the same as the Offer Price, without interest, less any applicable tax withholding.  Purchaser has not at this time made a decision about whether to provide or not to provide a Subsequent Offering Period.  If Purchaser elects to provide for a Subsequent Offering Period, it will announce the Subsequent Offering Period by issuing a press release to a national news service prior to 9:00 a.m., New York City time, on the next business day after the Expiration Time.

In order to take advantage of the Offer, you must either (a) complete and sign the Letter of Transmittal included with the copy of the Offer to Purchase in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery of Shares, or mail or deliver (or with respect to Eligible Institutions (as defined in the Offer to Purchase), submit by facsimile transmission the Letter of Transmittal and any other required documents to the Depositary and Paying Agent, and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary and Paying Agent or tender your Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (b) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.  If your Shares are held through a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares.  If you desire to tender Shares, and certificates evidencing your Shares are not immediately available, or if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to our Depositary and Paying Agent prior to the expiration of our Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby to have purchased Shares validly tendered and not validly withdrawn if and when Purchaser gives oral or written notice to the Depositary and Paying Agent of its acceptance for payment of those Shares pursuant to the Offer.  Payment for Shares accepted for payment pursuant to the Offer will be made by depositing the purchase price with the Depositary and Paying Agent, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders.  Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time, and, if not previously accepted for payment at any time, after January 15, 2016 pursuant to SEC regulations.  For your withdrawal to be effective, a written (or, with respect to Eligible Institutions, a facsimile transmission) notice of withdrawal with respect to the Shares must be timely received by the Depositary and Paying Agent at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares.  The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless those Shares have been tendered for the account of any Eligible Institution.  If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company (“DTC”) to be credited with the withdrawn Shares.  If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent prior to the physical release of such certificates.  If you tender Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

All questions as to the form and validity (including time of receipt) of a tender or a notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding absent a finding to the contrary by a court of competent jurisdiction.  No tender or withdrawal of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived.  None of BSRO, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent, the Dealer Manager, or any other person will be under any duty to give notification of any defects or irregularities in any tender of Shares or notice of withdrawal or incur any liability for failure to give such notification.  Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Offer.  However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

The receipt of cash in exchange for Shares pursuant to the Offer and the Merger generally will be taxable for U.S. federal income tax purposes, generally will be taxable under applicable state and local tax laws, and may be taxable under other tax laws.  All Pep Boys’ shareholders should consult with their tax advisors as to the particular tax consequences to them of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Upon the request of Purchaser, Pep Boys has provided to Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares.  The Offer to Purchase and the related Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and will be furnished promptly at Purchaser’s expense.  Neither BSRO nor Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than to the Dealer Manager, the Depositary and Paying Agent and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. KING & CO., INC.

48 Wall Street

22nd Floor

New York, New York 10005

All other calls:  (212) 269-5550

Toll free:  (866) 620-2536

Email:  pby@dfking.com

The Dealer Manager for the Offer is:

J.P. Morgan

J.P. Morgan Securities LLC
383 Madison Avenue
New York, New York 10179
Toll Free:  (877) 371-5947

Direct:  (212) 622-4401

November 16, 2015